TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of
existing shares to which voting rights are attached:	Reed Elsevier PLC
2. Reason for notification (yes/no)

An acquisition or disposal of voting rights	Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________

3. Full name of person(s) subject to notification obligation:

4. Full name of shareholder(s) (if different from 3):	See attached schedule

5. Date of transaction (and date on which the threshold is crossed or reached if different):

6. Date on which issuer notified:	9 May 2007

7. Threshold(s) that is/are crossed or reached:	5%
—

8: Notified Details
A: Voting rights attached to shares
Class/type of
shares
If possible use ISIN code ISIN GB0007308355	Situation previous to the tr	iggering transaction	Resulting situation after th	e triggering transaction

	Number of shares 62,235,229	Number of voting rights 62,235,229	Number of shares	Number of voting rights		Percentage of voting rights

					Indirect		Indirect
				Direct	64,459,729	Direct	5.05%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights

64,459,729	5.05%

9. Chain of controlled undertakings thro	ugh which the voting rights and /or the

financial instruments are effectively he	ld, if applicable:

See attached schedule

Proxy Voting:
10. Name of proxy holder:	Fidelity International Limited (FIL)
11. Number of voting rights proxy holder will cease to hold:	2,224,500

12. Date on which proxy holder will cease to hold voting rights:	4 May 2007

13. Additional information:

14 Contact name:	Margaret Woods, Assistant Secretary, Reed Elsevier PLC

15. Contact telephone name:	020 7166 5613

FIL ATTACHMENT
Issuer name:	REED ELSEVIER PLC
Current ownership percentage:	5.05%
Total shares held:	64,459,729
Issued share capital:	1,275,120,435
	SHARES HELD	NOMINEE	MANAGEMENT COMPANY

	66,700	STATE STREET HONG KONG	FIA(K)L
	169,000	STATE STR BK AND TR CO LNDN (S	FPM
	76,500	STATE STR BK AND TR CO LNDN (S	FIL
	2,140,000	NORTHERN TRUST LONDON	FPM
	284,600	NORTHERN TRUST LONDON	FIL
	122,100	NORTHERN TRUST CO	FIL
	31,200	NORDDEUTSCHE LANDERSBANK	FIL
	106,100	NOMURA TRUST AND BANKING	FIJ
	253,700	MELLON BANK	FPM
	204,200	MASTER TRUST BANK OF JAPAN	FIJ
	461,900	JPMORGAN BOURNEMOUTH	FIL
	1,911,705	JPMORGAN, BOURNEMOUTH	FPM
	30,958,840	JPMORGAN, BOURNEMOUTH	FISL
	18,695,464	JPMORGAN, BOURNEMOUTH	FIL
	2,920,684	JPMORGAN, BOURNEMOUTH	FII
	434,800	HSBC BANK PLC	FPM
	19,900	DEXIA PRIVATBANL	FPM
	38,100	CHASE MANHTTN BK AG FRNKFRT (S	FPM
	4,500	CDC FINANCE	FIGEST
	168,400	BROWN BROTHERS HARRIMAN AND CO	FIL
	63,830	BROWN BROTHERS HARRIMAN AND CO	FIJ
	280,930	BROWN BROS HARRIMN LTD LUX	FIL
	280,300	BNPPARIBAS, PARIS (C)	FIL
	577,507	BERMUDA TRUST FAR EAST HK	FIM HK
	3,585,700	BANK OF NEW YORK EUROPE LDN	FII
	623,069	BANK OF NEW YORK BRUSSELS	FPM

Fidelity International Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including Fidelity Fund Management Limited (FFML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited,(FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.